EXHIBIT 99.1

News for Immediate Release

Electrovaya to Present at the Piper Sandler Growth Frontiers Conference and the H.C Wainwright Annual Global Investment Conference in September

Toronto, Ontario – August 31, 2023 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announced today that Dr. Raj DasGupta will be participating at both the upcoming H.C. Wainwright 25th Annual Global Investment Conference on September 11–12, 2023 and the Piper Sandler Growth Frontiers Conference on September 13, 2023.

H.C. Wainwright 25th Annual Global Investment Conference

Date: September 11–13, 2023

Speaker: CEO, Dr. Raj DasGupta

Presentation Time: Monday, September 11 at 10:30 am EST (7:30 am PT)

Format: Presentation & In-Person/and Virtual 1x1 meetings

Location: Lotte New York Palace Hotel, New York City, NY

Piper Sandler Growth Frontiers Conference

Date: September 13, 2023

Speaker: CEO, Dr. Raj DasGupta

Presentation Time: Wednesday, September 13 at 3:00-3:25 pm EST in Track 4

Format: Panel Discussion - Ensuring Battery Safety in Demanding Applications

Location: Virgin Hotels Nashville, Nashville, TN

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.